Exhibit 99.7

FOR IMMEDIATE RELEASE

Wax Asset Management and AGS Send Letter to Computer Task Group, Inc. Regarding Value Enhancement Potential

GREENWICH, Conn., November 3, 2020/PR Newswire – Wax Asset Management (“WAM”) and Assurance Global Services LLC (“AGS”), long-term owners who seek to ensure that the companies in which they invest act with integrity and accountability, and significant shareholders in Computer Task Group, Inc. (NASDAQ: CTG), sent the following letter to CTG’s Board.

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November 3, 2020

Board of Directors (the “Board”)
Computer Task Group Inc.

(“CTG” or the “Company”)

800 Delaware Avenue

Buffalo, NY 14209
Attn: Daniel Sullivan, Chairman

Dear Members of the Board of Directors:

As shareholders of 6.4% of CTG’s common stock, we are writing again as a follow up to our October 19, 2020 letter to the Board. We have not received a response, nor have we seen any insider share purchases or a change in the Board’s excessive pay practices. Instead, the Company boasts of its performance in its third quarter release, ignoring CTG’s lagging metrics versus its peers. CTG is wasting a rare opportunity for significant value creation.

CTG needs to accelerate its transformation to close the gap with its peer group. For years, the Company has attributed its weak staffing revenue performance to a transition away from low margin work and offers no evidence that its managed services provider strategy is working. Additionally, solutions’ organic revenue growth appears anemic versus more digitally-focused competitors, since its Q3 increase of $2.2 million or 6.5%, is likely attributable to currency translation and the acquisition of Stardust in early 2020.

Most recent Company filings. Excludes the following Company-selected peers: Allscripts Healthcare Solutions, Inc., Huron Consulting Group, Inc., Kforce Inc., Leidos Holdings, Inc., Navigant Consulting, Inc., and Volt Information Services, Inc. due to scale. Includes Ordina N.V., a publicly-traded comparable provider of IT services in Belgium/Luxembourg and of similar revenue size.

CTG’s weak margins offer substantial potential opportunity. We were shocked that CTG’s recently-disclosed solutions margins lag industry averages by such a substantial amount, particularly after the Company spent $32 million on “strategic” acquisitions in the 2018-2020 period.

CTG Adjusted EBITDA margins derived from Company statement that “approximately 60% of adjusted EBITDA was generated from Solutions.” Adjusted EBITDA Margins of peers based on most recent quarter or period available.

Since 2015, the Company has told shareholders it can improve overall margins through a turnaround in its US businesses. Yet, after five years and three CEOs, Company margins significantly lag its peers. The Company points to its ten-year European transformation as evidence that its US turnaround plan will work. However, this view ignores the fact that the European transformation required $32 million of acquisitions, only increasing operating margins a paltry 1.6% and that the US conglomerate of businesses is radically different than the European business.

A reconstituted Board is necessary to direct the creation of a value enhancement plan to add a minimum of 3% to EBITDA margins (>$10 million) within the next two years. The underperforming conglomerate of US staffing and solutions businesses must be strategically addressed. Digital transformation offerings and operating processes require a re-examination to reduce cost structure and improve client delivery. Capital allocation strategies should be prepared so that shareholder returns can be further amplified by deploying capital on selective, high ROIC acquisitions and repurchases when shares trade below their intrinsic value.

The Company is at a critical point as it is facing a rapidly evolving marketplace as well as shareholder discontent. We look forward to seeing immediate action by the Board regarding these matters.

Sincerely,

/s/ Evan Wax	/s/ James Lindstrom
Evan Wax	James Lindstrom
Wax Asset Management	Assurance Global Services LLC

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About AGS and WAM

AGS is a value-oriented, operations-focused private and public investment firm.

WAM is an investment advisory firm that engages in the acquisition and disposition of investments.

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